Exhibit 99.1

Pembina Pipeline Corporation Announces Conversion Results for Series 21 Preferred Shares

CALGARY, Alberta--(BUSINESS WIRE)--February 14, 2023--Pembina Pipeline Corporation ("Pembina") (TSX: PPL; NYSE: PBA) announced today that holders of an aggregate of 1,028,130 of its 16,000,000 Cumulative Redeemable Minimum Rate Reset Class A Preferred Shares, Series 21 ("Series 21 Shares") have elected to convert, on a one-for-one basis, their Series 21 Shares into Cumulative Redeemable Floating Rate Class A Preferred Shares, Series 22 of Pembina ("Series 22 Shares"). As a result of the exercise of such conversion rights, on March 1, 2023, Pembina will have 14,971,870 Series 21 Shares and 1,028,130 Series 22 Shares issued and outstanding. The Series 21 Shares and the Series 22 Shares will be listed on the Toronto Stock Exchange under the symbols PPL.PF.A and PPL.PF.B, respectively.

About Pembina

Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for more than 65 years. Pembina owns an integrated network of hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and a growing export terminals business. Through our integrated value chain, we seek to provide safe and reliable infrastructure solutions which connect producers and consumers of energy across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit pembina.com.

Contacts

Investor Relations
(403) 231-3156
1-855-880-7404
e-mail: investor-relations@pembina.com
www.pembina.com